Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Three Months Ended
March 31, 2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$13,277
Fixed charges	25,274
Capitalized interest	(101)
Distributions of earnings from unconsolidated affiliates	1,381
Total earnings	$39,831

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$23,948
Amortization of deferred financing costs	902
Financing obligations interest expense	(48)
Capitalized interest	101
Interest component of rental expense	371
Total fixed charges	25,274
Preferred Unit distributions	627
Total fixed charges and Preferred Unit distributions	$25,901

Ratio of earnings to fixed charges	1.58

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.54